EXHIBIT 99.10

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

I, Pierre Roy, on behalf of Soutex Inc., hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2014 of the amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK Consulting (Canada) Inc. dated effective June 25, 2013 and filed on SEDAR on February 28, 2014 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2014, dated March 27, 2015.

We also consent to the incorporation by reference of the above information into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Dated as of this 27th day of March, 2015

SOUTEX INC.
By:

/s/ Pierre Roy
__________________
Pierre Roy, P.Eng
Senior Metallurgist, Mineral Processing Specialist